As filed with the Securities and Exchange Commission on December 21, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORTHOVITA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Christine J. Arasin, Esquire

Vice President and Corporate Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, Pennsylvania 19355

(610) 640-1775

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard A. Silfen, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103-4196

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,783,368	$85.45

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 795,248 shares of common stock of Orthovita, Inc. having an aggregate value of $2,783,368 as of November 15, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose. A filing fee in the amount of $85.45 was paid in connection with the initial filing of this Schedule TO on November 19, 2007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No.1 (“Amendment No. 1”) amends the tender offer statement on Schedule TO originally filed on November 19, 2007 (as so amended, the “Schedule TO”), by Orthovita, Inc., a Pennsylvania corporation (the “Company” or “Orthovita”), to reflect a subsequent offering period of twenty (20) business days (the “Subsequent Offering Period”), unless further extended, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO relates to an offer by the Company to afford certain option holders the opportunity to exchange outstanding stock options for shares of the Company’s common stock, par value $0.01 per share (the “Offer”), upon the terms and subject to the conditions as set forth in the “Offer to Exchange” dated November 19, 2007. These options were granted under Orthovita’s 2007 Omnibus Equity Compensation Plan, as successor to the Orthovita, Inc. 1997 Equity Compensation Plan, as amended. The Offer expired on December 20, 2007 at 5:00 p.m., U.S. Eastern time (the “Expiration Date”). The Subsequent Offering Period will expire on January 22, 2008, unless further extended. As of the Expiration Date, options to purchase a total of 553,975 shares of the Company’s common stock, or approximately 70% of the shares subject to Eligible Option Grants, had been tendered and were accepted for exchange. Except as amended hereby, all terms of the Offer and the Schedule TO shall remain the same. Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them elsewhere in the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION

The Offer expired on December 20, 2007, and the Subsequent Offering Period commenced on December 21, 2007. The Subsequent Offering Period will expire on January 22, 2008 at 5:00 p.m., U.S. Eastern time, unless further extended.

In accordance with Rule14d-11 under the Exchange Act, during the Subsequent Offering Period, the Company will immediately accept and promptly pay for all Eligible Option Grants as they are tendered during the Subsequent Offering Period. Also in accordance with Rule 14d-11 under the Exchange Act, the Company is offering the same form and amount of consideration to Eligible Consultants for their Eligible Option Grants in both the initial offering period, prior to the Expiration Date, and the Subsequent Offering Period.

2

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

Exhibit Number	Description
Exhibit 99.(a)(1)(L)	Letter dated December 21, 2007 from Investor Relations to holders of Eligible Option Grants relating to the Subsequent Offering Period.

3

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007

ORTHOVITA, INC.

By:	/s/ Antony Koblish
President and Chief Executive Officer

4